Exhibit 99.1

JUST ENERGY GROUP INC.

MATERIAL CHANGE REPORT
(Form 51-102F3)

1.    Reporting Issuer:

Just Energy Group Inc. (“Just Energy”)
6345 Dixie Road, Suite 200
Mississauga, Ontario
L5T 2E6

2.    Date of Material Change:

March 17, 2016

3.    News Release:

Press release was issued by Just Energy and filed with the TSX and on SEDAR and EDGAR on March 15, 2016.

4.    Summary of Material Change:

Just Energy announced it had filed and cleared normal course issuer bids (“NCIBs”) with the Toronto Stock Exchange (the “TSX”) for its 6% Convertible Debentures (renewal), its 5.75% Convertible Debentures (renewal) and its Common Shares (renewal).  The TSX accepted the NCIBs on March 14, 2016.

5.    Full Description of Material Change:

General Background

Just Energy believes that the Debentures and Common Shares may trade in a range that may not fully reflect their value.  As a result, Just Energy believes that the purchase of the Debentures and Common Shares from time to time can be undertaken at prices that make the acquisition of such securities an appropriate use of Just Energy’s available funds.  In addition, purchases under each of the NCIBs may increase the liquidity of the Debentures and Common Shares and will enable Just Energy to deleverage its balance sheet.

Just Energy was entitled to commence purchasing its Debentures and Common  Shares on March 17, 2016 and may continue to purchase up to a maximum of (a) 9,694,248 Shares, (b) $30,932,100 6% Debentures, and (c) $9,999,100 5.75% Debentures, in the aggregate, to March 16, 2016 (but no more than the number of 6% and 5.75% Debentures and Common Shares on any one trading day as set out in the attached press release). Each of the NCIBs terminates on March 16, 2017.  All Debentures and Common Shares purchased pursuant to the NCIBs will be cancelled.

6.    Reliance on subsection 7.1(2) of National Instrument 51-102:

Not Applicable.

7.    Omitted Information:

Not Applicable.

8.    Executive Officer:

For further information, please contact Patrick McCullough, Chief Financial Officer at (713) 933-0895.

9.	Date of Report: March 18, 2016.

The information provided in the above Material Change Report is complete and accurate and contains no misrepresentation.

(signed) “Jonah Davids”
_________________________________
EVP and General Counsel